June 29, 2011
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: H. Christopher Owings
Re:	Response to Comments of Staff Regarding CenterPoint Energy Resources Corp.’s Registration Statement on Form S-4 Filed May 18, 2011 (File No. 333-174322)
Dear Mr. Owings:
     CenterPoint Energy Resources Corp.’s (the “Company”) response to the comments of the Staff of the Division of Corporation Finance contained in your letter dated June 14, 2011 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4 that was filed on May 18, 2011 is included in the enclosed memorandum of the Company to the Staff. The Company hereby acknowledges in connection with its responses to the Staff’s comments that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Concurrently with this letter, the Company is electronically submitting Amendment No. 1 to the Registration Statement (the “Amendment”) for filing under the Securities Act of 1933. The Amendment includes revisions made in response to comments of the Staff in the Comment Letter.
     Please contact the undersigned (713-207-7425) with any questions or comments you may have regarding the enclosed.

Very truly yours, CenterPoint Energy Resources Corp.
By:	/s/ Walter L. Fitzgerald
Walter L. Fitzgerald
Senior Vice President and Chief Accounting Officer

cc:
Christopher J. Arntzen
CenterPoint Energy Resources Corp.

June 29, 2011
CenterPoint Energy Resources Corp.
Memorandum in Response to Staff Comments
Registration Statement on Form S-4
Filed May 18, 2011
(File No. 333-174322)
     This memorandum sets forth the responses of CenterPoint Energy Resources Corp. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 14, 2011 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-4 that was filed on May 18, 2011 (File No. 333-174322) (the “Registration Statement”). For your convenience, we have repeated the comments of the Staff as given in the Comment Letter, and set forth below each comment is the response of the Company. Capitalized terms used in this letter that are not defined herein have the meanings given to them in the Registration Statement.
Comment
1.	Please be advised that we will not accelerate effectiveness of this filing until the all comments on CenterPoint Energy, Inc.’s Form 10-K for the fiscal year ended December 31, 2010 have been cleared by the staff.
Company Response
The Company acknowledges the Staff’s comment.
Comment
2.	We note that you are registering the Exchange 2021 Notes and Exchange 2041 Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
Company Response
Concurrently with this letter, the Company is transmitting electronically a supplemental letter stating that the Company is registering the Exchange Notes in reliance on the Commission’s position contained in the above referenced no-action letters. The supplemental letter includes the representations contained in Morgan Stanley & Co. Inc. No-Action Letter (available June 5, 1991) and Shearman & Sterling No-Action Letter (available July 2, 1993).

Comment
3.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
Company Response
In response to the Staff’s comment, the Company hereby confirms that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) and that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
Cautionary Statements Regarding Forward-Looking Information, page 10
Comment
4.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.
Company Response
In response to the Staff’s comment, the Company has deleted the reference to the Private Securities Litigation Reform Act of 1995 on page 10 of the Amendment.
Expiration Date; Extension; Termination; Amendment, page 16
Comment
5.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.
Company Response
In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Amendment to indicate that, if there were to be a material change in the offer, including the waiver of a material condition, the Company will extend the exchange offer if necessary so that at least five business days remain in the exchange offer following notice of the material change.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes, page 20
Comment
6.	We note the disclosure on page 20 indicating that you will issue new notes or return any old notes not accepted for exchange “as promptly as practicable” after the expiration date. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the filing, as necessary.
Company Response
The Company has revised the Registration Statement, in each place where the relevant disclosure appears, to indicate that it will issue Exchange Notes or return any Original Notes not accepted for exchange “promptly” following the expiration date. Please see pages 16 and 20 of the Amendment.
Exhibit 5.1 Opinion of Baker Botts L.L.P.
Comment
7.	Please have counsel expand the last paragraph, first sentence of its opinion to also apply to the statutory provisions and reported judicial decisions interpreting the General Corporation Law of the State of Delaware and the law of the State of New York. Please also have counsel delete the limitation of its opinion to the “contract law” of the State of New York.
Company Response
Counsel has revised Exhibit 5.1 to (1) confirm that the first sentence of the opinion also applies to the statutory provisions and reported judicial decisions interpreting the General Corporation Law of the State of Delaware and the law of the State of New York and (2) delete the limitation of its opinion to the “contract law” of the State of New York.
Exhibit 99.1 Letter of Transmittal
Comment
8.	Please delete the language in the letter of transmittal requiring the note holder to acknowledge he/she has “reviewed” all of the terms of the exchange offer.
Company Response
In response to the Staff’s comment, the Company has deleted the referenced language on page 1 of the letter of transmittal.

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